SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20594


                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 7 )*



                          Woolworth Corporation

                             (Name of Issuer)

                               Common Stock

                      (Title of Class of Securities)

                                980883102

                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Capital Group Companies, Inc.
     86-0206507

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)


 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


              5   SOLE VOTING POWER

                  10,215,600


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  23,504,800
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,504,800   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     17.4%


 12  TYPE OF REPORTING PERSON*

     HC


                 * SEE INSTRUCTION BEFORE FILLING OUT!

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital Research and Management Company
     95-1411037

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)


 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


              5   SOLE VOTING POWER

                  NONE


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  11,327,600
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,327,600   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.4%


 12  TYPE OF REPORTING PERSON*

     IA


                 * SEE INSTRUCTION BEFORE FILLING OUT!

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital Guardian Trust Company
     95-2553868

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)


 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California


              5   SOLE VOTING POWER

                  9,173,300


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  11,134,900
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,134,900   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.3%


 12  TYPE OF REPORTING PERSON*

     BK


                 * SEE INSTRUCTION BEFORE FILLING OUT!

                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No. 7

Item 1(a)   Name of Issuer:
       Woolworth Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:
       233 Broadway
       New York, NY 10279-0003

Item 2(a)   Name of Person(s) Filing:
       The Capital Group Companies, Inc., Capital Research and
       Management Company, Capital Guardian Trust Company

Item 2(b)   Address of Principal Business Office:
       333 South Hope Street
       Los Angeles, CA  90071

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of Class of Securities:
       Common Stock

Item 2(e)   CUSIP Number:
       980883102

Item 3   The person(s) filing is(are):

       (b)   [X]   Bank as defined in Section 3(a)(6) of the Act.
       (e)    [X]   Investment Adviser registered under Section 203 of
            the Investment Advisers Act of 1940.
       (g)    [X]   Parent Holding Company in accordance with Section
            240.13d-1(b)(1)(ii)(G).

Item 4   Ownership

       The Capital Group Companies, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in
       Section 3(a)6 of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. The Capital Group Companies, Inc. does not have investment power or voting power over any of the securities reported herein; however, The Capital Group Companies, Inc. may be deemed to "beneficially own" such securities by virtue of Rule 13d-3 under the Act.

       Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and wholly owned subsidiary of The Capital Group Companies, Inc., is the beneficial owner of 11,327,600 shares or 8.4% of the 134,935,000 shares of Common Stock believed to be outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

       Capital Guardian Trust Company, a bank as defined in Section 3(a)6 of the Act and a wholly owned subsidiary of The Capital Group Companies, Inc., is the beneficial owner of 11,134,900 shares or 8.3% of the 134,935,000 shares of Common Stock believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.

       The remaining shares reported as being beneficially owned by The Capital Group Companies, Inc. are beneficially owned by other subsidiaries of The Capital Group Companies, Inc. listed under item 7, none of which by itself owns 5% or more of the outstanding securities.



Item 5   Ownership of 5% or Less of a Class: [ ]

Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

       1.
          Capital Research and Management Company is an Investment Adviser registered under Section 203 of the Investment
          Advisers Act of 1940 and is a wholly owned subsidiary of The Capital Group Companies, Inc.

       2.
          Capital Guardian Trust Company is a bank as defined in Section 3(a)(6) of the Act and a wholly owned subsidiary of The
          Capital Group Companies, Inc.

       3.
          Capital International Limited (CIL) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CIL is a wholly owned subsidiary of Capital Group International, Inc. which is a wholly owned subsidiary of The Capital Group Companies, Inc.

       4.
          Capital International S.A. (CISA) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CISA is a wholly owned subsidiary of Capital Group International, Inc. which is a wholly owned subsidiary of The Capital Group Companies, Inc.

       5.
          Capital International Research and Management, Inc. dba
          Capital International, Inc. is an Investment Adviser registered under Section 203 of the Investment Adviser Act of 1940 and is a wholly owned subsidiary of Capital Group
          International, Inc. which is a wholly owned subsidiary of The Capital Group Companies, Inc.


Item 8   Identification and Classification of Members of the Group:  N/A

Item 9   Notice of Dissolution of the Group:  N/A

Item 10   Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Date:          February 10, 1998


        Signature:     *Larry P. Clemmensen

        Name/Title:    Larry P. Clemmensen, President

                       The Capital Group Companies, Inc.


        Date:          February 10, 1998


        Signature:     *Paul G. Haaga, Jr.

        Name/Title:    Paul G. Haaga, Jr., Executive Vice
                       President

                       Capital Research and Management Company

        Date:          February 10, 1998


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Vice Chairman

                       Capital Guardian Trust Company




        *By

               James P. Ryan
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated December 4, 1997 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by The Capital Group Companies, Inc. on December 10, 1997 with respect to Viatel Inc.

                               AGREEMENT

                            Los Angeles, CA
                           February 10, 1998

  The Capital Group Companies, Inc. ("CGC"), Capital Research and Management Company ("CRMC") and Capital Guardian Trust Company ("CGTC") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Common Stock issued by Woolworth Corporation.

  CGC, CRMC and CGTC state that they are each entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

  CGC, CRMC and CGTC are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                 THE CAPITAL GROUP COMPANIES, INC.

                 BY:              *Larry P. Clemmensen

                                   Larry P. Clemmensen, President
                                   The Capital Group Companies,
                                   Inc.


                 CAPITAL RESEARCH AND MANAGEMENT COMPANY

                 BY:              *Paul G. Haaga, Jr.

                                   Paul G. Haaga, Jr., Executive
                                   Vice President
                                   Capital Research and Management
                                   Company


                 CAPITAL GUARDIAN TRUST COMPANY

                 BY:              *David I. Fisher

                                   David I. Fisher, Vice Chairman
                                   Capital Guardian Trust Company


*By

     James P. Ryan
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated December 4, 1997 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by The Capital Group Companies, Inc. on December 10, 1997 with respect to Viatel Inc.